EXHIBIT 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 12, 2019

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the fourth quarter and the fiscal years ended December 31, 2018, 2017, and 2016, and our financial position as of December 31, 2018. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2018, 2017, and 2016. Additional information regarding Shopify, including our 2018 annual information form and our annual report on Form 40-F for the year ended December 31, 2018, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;

•	our exploration of new ways to accelerate checkout;

•	our ability to make it easier for merchants to manage their storefronts via their mobile devices;

•	whether a merchant using Shopify will ever need to re-platform;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	our revenue growth objectives and expectations about future profitability;

•	plans to continue making investments to drive future growth;

•	our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;

•
our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select;

•	our expectation that the cost of merchant solutions will increase in absolute dollars in the future as the number of merchants utilizing these solutions increases and the volume processed also grows;

•
our expectation that there may be increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Capital and Shopify Shipping, become a larger component of our merchant solutions revenue;

•
our plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants, including adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness;

•	our expectation that sales and marketing expenses will decline as a percentage of total revenues over time;

•
our expectation that research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will decline as a percentage of total revenues over the long term;

•
our expectation that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•
our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;

•	our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") relative to the USD;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;

•	our expectations regarding contractual and contingent obligations;

•	our accounting estimates and assumptions made in the preparation of our financial statements; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to increase the functionality of our platform;

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants;

•	our ability to manage our growth effectively;

•	our ability to protect our intellectual property rights;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;

•	our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to contribute to revenues and to grow through increased adoption and international expansion;

•	our expectation that Shopify Payments will continue to expand internationally;

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to retain key personnel;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2018 and elsewhere in this MD&A, including but not limited to risks relating to:

•	sustaining our rapid growth;

•	managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets and new geographic regions;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	payments processed through Shopify Payments;

•	our reliance on a single supplier to provide the technology we offer through Shopify Payments;

•	the security of personal information we store relating to merchants and their buyers, as well as buyers with whom we have a direct relationship;

•	evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;

•	our potential inability to hire, retain and motivate qualified personnel;

•	international sales and the use of our platform in various countries;

•	our potential inability to compete successfully against current and future competitors;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	our use of a limited number of data centers and a cloud-based platform to deliver our services;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their buyers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of open source software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or partners or the content of merchants' shops;

•	acquisitions and investments;

•	seasonal fluctuations;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	Shopify Capital and offering financing;

•	our pricing decisions for our solutions;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	our tax loss carryforwards;

•	our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is the leading cloud-based, multi-channel commerce platform. Shopify builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

In an era where social media, cloud computing, mobile devices, and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. The Shopify API has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard to manage products and inventory, process orders and payments, ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure.

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build buyer loyalty and competitive advantage against traditional retailers. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, and with our investments in additional customer touchpoints such as retail and shipping, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, today’s buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. For several years Shopify has focused on enabling mobile commerce, and the Shopify platform now includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers the ability to quickly and securely check out by using Shopify Pay, Apple Pay, and Google Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it ever easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. Shopify Plus is also designed for larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 18,000 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the approximately 2,500 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2018, our platform facilitated Gross Merchandise Volume ("GMV") of $41.1 billion, representing an increase of 56.2% from the year ended December 31, 2017. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

Our business has experienced rapid growth. During the year ended December 31, 2018 our total revenue was $1,073.2 million, an increase of 59.4% versus the year ended December 31, 2017. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2018, subscription solutions revenues accounted for 43.3% of our total revenues (46.0% in the year ended December 31, 2017). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Unilever, Kylie Cosmetics, Allbirds, and MVMT are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, and from the sale of themes, apps, and the registration of domain names. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $310.0 million in the year ended December 31, 2017 to $465.0 million in the year ended December 31, 2018, representing an increase of 50.0%. As of December 31, 2018, MRR totaled $40.9 million, representing an increase of 37.0% relative to MRR at December 31, 2017. Subscription solutions revenue has been growing at a faster rate than

MRR due to apps and platform fees increasing as a percentage of total subscription solutions. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators". The number of merchants on our platform has grown from approximately 609,000 as at December 31, 2017 to approximately 820,000 as at December 31, 2018.
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2018, merchant solutions revenues accounted for 56.7% of total revenues (54.0% in the year ended December 31, 2017). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, referral fees from partners, Shopify Capital, Shopify Shipping, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $363.3 million in the year ended December 31, 2017 to $608.2 million in the year ended December 31, 2018, representing an increase of 67.4%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the years ended December 31, 2018 and 2017.

	Years ended December 31,
	2018	2017
	(in thousands)
Monthly Recurring Revenue	$40,932	$29,877
Gross Merchandise Volume	$41,103,238	$26,320,150

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscriptions solutions revenue. We had $40.9 million of MRR as at December 31, 2018 compared to $29.9 million as at December 31, 2017.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2018 and 2017, we facilitated GMV of $41.1 billion and $26.3 billion, respectively. For merchants on the platform for 12 months or more, the average monthly year-over-year GMV growth was 24% (2017 - 29%).

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, transaction fees, revenue sharing agreements, Shopify Capital, and Shopify Shipping, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform, including variable platform fees. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees for all plans, except Shopify Plus, are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. Shopify Plus plans are billed in arrears. For subscription fees that are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue over time on a ratable basis over the contractual term. These subscription fees are non-refundable.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis. Revenues from variable platform fees are based on the merchants' volume of sales and recognized as revenue when we have a right to invoice. They are classified within subscription solutions because they represent a variable component of the merchants' subscription fee.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, referral fees from partners, Shopify Capital, Shopify Shipping, and sales of POS hardware.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
We also generate merchant solutions revenues in the form of referral fees from partners to which we direct business and with which we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.
Shopify Capital, a merchant cash advance ("MCA") and loan program for eligible merchants, is offered in the United States to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables or making a loan to help ensure collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount or make a loan. The advance, or the loan, is forwarded to the merchant at the time the related agreement is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  For Shopify Capital MCA's, we apply a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For Shopify Capital loans, because there is a fixed maximum repayment term, we calculate an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. We have mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure MCA's offered by Shopify Capital.
Shopify Shipping allows merchants to buy and print outbound and return shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. In the case of the former, we recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.

In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure and hosting costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of third-party infrastructure and hosting costs and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with our use of a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases, the volume processed also grows, and we continue to expand Shopify Payments internationally. We believe that we may see increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Capital and Shopify Shipping, become a larger component of our merchant solutions revenue.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, contract costs associated with Plus merchants are amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, professional services fees, sales and use and other value added taxes, insurance, expected and actual losses related to Shopify Payments and Shopify Capital, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency and interest income net of interest expense.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2018, 2017, and 2016.

	Years ended December 31,
	2018	2017	2016
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$464,996	$310,031	$188,606
Merchant solutions	608,233	363,273	200,724
	1,073,229	673,304	389,330
Cost of revenues(1):
Subscription solutions	100,990	61,267	39,478
Merchant solutions	375,972	231,784	140,357
	476,962	293,051	179,835
Gross profit	596,267	380,253	209,495
Operating expenses:
Sales and marketing(1)	350,069	225,694	129,214
Research and development(1)	230,674	135,997	74,336
General and administrative(1)	107,444	67,719	43,110
Total operating expenses	688,187	429,410	246,660
Loss from operations	(91,920)	(49,157)	(37,165)
Other income	27,367	9,162	1,810
Net loss	$(64,553)	$(39,995)	$(35,355)
Basic and diluted net loss per share attributable to shareholders	$(0.61)	$(0.42)	$(0.42)
Weighted average shares used to compute net loss per share attributable to shareholders	105,671,839	95,774,897	83,988,597

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2018	2017	2016
	(in thousands)
Cost of revenues	$2,441	$1,281	$718
Sales and marketing	24,056	9,876	4,444
Research and development	59,575	34,560	15,364
General and administrative	17,690	9,485	4,495
	$103,762	$55,202	$25,021

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2018, 2017, and 2016.

	Years ended December 31,
	2018	2017	2016
Revenues
Subscription solutions	43.3%	46.0%	48.4%
Merchant solutions	56.7%	54.0%	51.6%
	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	9.4%	9.1%	10.1%
Merchant solutions	35.0%	34.4%	36.1%
	44.4%	43.5%	46.2%
Gross profit	55.6%	56.5%	53.8%
Operating expenses
Sales and marketing	32.6%	33.5%	33.2%
Research and development	21.5%	20.2%	19.1%
General and administrative	10.0%	10.1%	11.1%
Total operating expenses	64.1%	63.8%	63.4%
Loss from operations	(8.5)%	(7.3)%	(9.5)%
Other income	2.5%	1.4%	0.5%
Net loss	(6.0)%	(5.9)%	(9.1)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2018, 2017, and 2016.

	Years ended December 31,
	2018	2017	2016
	(in thousands)
Revenues:
Canada	$70,774	$48,107	$26,893
United States	755,454	478,286	284,095
United Kingdom	69,596	44,590	25,958
Australia	47,937	31,625	18,163
Rest of World	129,468	70,696	34,221
Total Revenues	$1,073,229	$673,304	$389,330

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2018, 2017, and 2016.

	Years ended December 31,
	2018	2017	2016
Revenues:
Canada	6.6%	7.2%	6.9%
United States	70.4%	71.0%	72.9%
United Kingdom	6.5%	6.6%	6.7%
Australia	4.5%	4.7%	4.7%
Rest of World	12.0%	10.5%	8.8%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2018, 2017, and 2016

Revenues

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$464,996	$310,031	$188,606	50.0%	64.4%
Merchant solutions	608,233	363,273	200,724	67.4%	81.0%
	$1,073,229	$673,304	$389,330	59.4%	72.9%
Percentage of revenues:
Subscription solutions	43.3%	46.0%	48.4%
Merchant solutions	56.7%	54.0%	51.6%
Total revenues	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $155.0 million, or 50.0%, for the year ended December 31, 2018 compared to the same period in 2017. Subscription solutions revenues increased $121.4 million, or 64.4%, for the year ended December 31, 2017 compared to the same period in 2016. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $245.0 million, or 67.4%, for the year ended December 31, 2018 compared to the same period in 2017. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $176.0 million, or 64.4%, in 2018 compared to the same period in 2017. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove $6.6 billion of additional GMV facilitated using Shopify Payments in 2018 compared to the same period in 2017. As at December 31, 2018 Shopify Payments adoption among our merchants was as follows: United States, 91%; Canada, 90%; Australia, 85%; United Kingdom, 84%; Ireland, 75%; New Zealand, 65%; and other countries where Shopify Payments is available, 46%. Additionally, revenue from transaction fees and referral fees from partners increased by $22.5 million, or 59.6%, and $20.1 million, or 78.9%, respectively, during the year ended December 31, 2018 as a result of the increase in non-Payments GMV facilitated through our platform compared to the same period in 2017. Shopify Capital grew by $14.9 million, or 117.6%, driven by the increase in number and amounts of advances and loans, and Shopify Shipping grew by $10.1 million, or 100.5%, driven by the increase in the number of merchants using this service, during the year ended December 31, 2018.

Merchant solutions revenues increased $162.5 million, or 81.0%, for the year ended December 31, 2017 compared to the same period in 2016. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $111.1 million, or 68.5%, transaction fees growing by $18.0 million, or 91.6%, referral fees from partners growing by $16.1 million, or 172.2%, and Shopify Capital and Shopify Shipping combining for growth of $17.1 million, or 304.0%.

Cost of Revenues

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$100,990	$61,267	$39,478	64.8%	55.2%
Cost of merchant solutions	375,972	231,784	140,357	62.2%	65.1%
Total cost of revenues	$476,962	$293,051	$179,835	62.8%	63.0%
Percentage of revenues:
Cost of subscription solutions	9.4%	9.1%	10.1%
Cost of merchant solutions	35.0%	34.4%	36.1%
	44.4%	43.5%	46.2%

Cost of Subscription Solutions
Cost of subscription solutions increased $39.7 million, or 64.8%, for the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to higher third-party infrastructure and hosting costs. The increase was also due to an increase in costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, credit card fees for processing merchant billings, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, costs of subscription solutions increased from 9.1% in 2017 to 9.4% in 2018 due to increasing the functionality and flexibility of our hosting infrastructure by outsourcing it to a third-party.

Cost of subscription solutions increased $21.8 million, or 55.2%, for the year ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform.

Cost of Merchant Solutions

Cost of merchant solutions increased $144.2 million, or 62.2%, for the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to higher product costs associated with expanding our product offerings. The overall increase in sales of merchant solutions also resulted in higher credit card fees for processing merchant billings. Cost of merchant solutions as a percentage of revenues increased from 34.4% in 2017 to 35.0% in 2018, mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Cost of merchant solutions increased $91.4 million, or 65.1%, for the year ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2017 as compared to the same period in 2016.

Gross Profit

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
Gross profit	$596,267	$380,253	$209,495	56.8%	81.5%
Percentage of total revenues	55.6%	56.5%	53.8%

Gross profit increased $216.0 million, or 56.8%, for the year ended December 31, 2018 compared to the same period in 2017. As a percentage of total revenues, gross profit decreased from 56.5% in the year ended December 31, 2017 to 55.6% in the year ended December 31, 2018, due to Shopify Payments representing a larger percentage of total revenue, increasing the functionality and flexibility of our hosting infrastructure, and higher product costs associated with expanding our product offerings. This was partly offset by the relative growth of higher-margin merchant solutions products, namely referral fees from partners, Shopify Capital, and Shopify Shipping.

Gross profit increased $170.8 million, or 81.5%, for the year ended December 31, 2017 compared to the same period in 2016. As a percentage of total revenues, gross profit increased from 53.8% in the year ended December 31, 2016 to 56.5% in the year ended December 31, 2017, due to the impact of increased margins on Shopify Payments and the relative growth of higher-margin merchant solutions products, namely referral fees from partners, Shopify Capital, and Shopify Shipping.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$350,069	$225,694	$129,214	55.1%	74.7%
Percentage of total revenues	32.6%	33.5%	33.2%

Sales and marketing expenses increased $124.4 million, or 55.1%, for the year ended December 31, 2018 compared to the same period in 2017, due to an increase of $80.7 million in employee-related costs ($14.1 million of which related to stock-based compensation and related payroll taxes) to support the growth of the business including in Shopify Plus and International. Expenditures on marketing programs to support the growth of our business, such as advertisements on search engines and social media, as well as payments to partners, increased by $39.7 million. Computer hardware and software costs increased by $4.0 million, largely due to the growth in sales and marketing headcount.

Sales and marketing expenses increased $96.5 million, or 74.7%, for the year ended December 31, 2017 compared to the same period in 2016, primarily due to an increase of $48.3 million in marketing programs. In addition to external marketing spending, employee-related costs increased by $42.8 million.

Research and Development

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
Research and development	$230,674	$135,997	$74,336	69.6%	82.9%
Percentage of total revenues	21.5%	20.2%	19.1%

Research and development expenses increased $94.7 million, or 69.6%, for the year ended December 31, 2018 compared to the same period in 2017, due to an increase of $89.6 million in employee-related costs ($24.7 million of which related to stock-based compensation and related payroll taxes), a $3.1 million increase in computer hardware and software costs, and a $2.0 million increase in professional services fees, all as a result of growth in our research and development employee base and expanded development programs.

Research and development expenses increased $61.7 million, or 82.9%, for the year ended December 31, 2017 compared to the same period in 2016, due to an increase of $57.6 million in employee-related costs and an increase of $3.5 million in software license costs as a result of the growth in both our business and headcount.

General and Administrative

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
General and administrative	$107,444	$67,719	$43,110	58.7%	57.1%
Percentage of total revenues	10.0%	10.1%	11.1%

General and administrative expenses increased $39.7 million, or 58.7%, for the year ended December 31, 2018 compared to the same period in 2017, due to an increase of $30.3 million in employee-related costs ($8.6 million of which related to stock-based compensation and related payroll taxes), a $4.5 million increase in professional services fees for legal and tax services, including those related to our international expansion and the growth of our business, a $4.0 million increase in finance costs, which includes insurance, sales and use and other value added taxes, and bank fees, and a $1.7 million increase in computer and software costs. These increases were offset by a $0.8 million decrease in MCA, loans and Shopify Payments costs due to improved operational performance around underwriting.

General and administrative expenses increased $24.6 million, or 57.1%, for the year ended December 31, 2017 compared to the same period in 2016, due to an increase of $13.6 million in employee-related costs, a $4.9 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, a $4.8 million increase in finance costs, which includes insurance, listing fees, and board expenses, and a $1.0 million increase in professional services fees.

Other Income (Expenses)

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except percentages)
Other income (expenses), net	$27,367	$9,162	$1,810	*	*

*	Not a meaningful comparison

In the year ended December 31, 2018 we had other income of $27.4 million compared to other income of $9.2 million in the same period in 2017, a positive change of $18.2 million. The increase was driven primarily by $21.6 million higher interest income from investments due to our higher cash, cash equivalents, and marketable securities balances. The remaining difference is from foreign exchange losses.

Other income increased by $7.4 million in the year ended December 31, 2017 compared to the same period in 2016. The increase was driven primarily by an increase in interest income from investments of $6.4 million. The remainder of the increase came from foreign exchange gains.

Profit (Loss)

	Years ended December 31,			2018 vs 2017	2017 vs 2016
	2018	2017	2016	% Change	% Change
	(in thousands, except share and per share data)
Net loss	$(64,553)	$(39,995)	$(35,355)	*	*
Basic and diluted net loss per share attributable to shareholders	$(0.61)	$(0.42)	$(0.42)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	105,671,839	95,774,897	83,988,597

*	Not a meaningful comparison

Basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2018 increased by $(0.19) compared to the same period in 2017. This is due to our continued investments, which aim to increase our revenue base, improve the retention of this base, and strengthen our ability to increase sales to our merchants in order to drive future growth. Basic and diluted net loss per share attributable to shareholders was consistent for the years ended December 31, 2017 and 2016.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2018 and 2017.

	Three months ended December 31,
	2018	2017
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$133,560	$93,918
Merchant solutions	210,302	128,896
	343,862	222,814
Cost of revenues(1):
Subscription solutions	26,706	19,867
Merchant solutions	131,413	81,802
	158,119	101,669
Gross profit	185,743	121,145
Operating expenses:
Sales and marketing(1)	95,163	67,174
Research and development(1)	67,024	40,339
General and administrative(1)	33,014	19,745
Total operating expenses	195,201	127,258
Loss from operations	(9,458)	(6,113)
Other income:
Interest income, net	9,265	2,966
Foreign exchange gain (loss)	(1,321)	160
	7,944	3,126
Net loss	$(1,514)	$(2,987)
Basic and diluted net loss per share attributable to shareholders	$(0.01)	$(0.03)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	107,734,499	99,551,791

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2018	2017
	(in thousands)
Cost of revenues	$660	$370
Sales and marketing	6,641	3,182
Research and development	16,769	10,843
General and administrative	5,356	3,302
	$29,426	$17,697

Revenues

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$133,560	$93,918	42.2%
Merchant solutions	210,302	128,896	63.2%
	$343,862	$222,814	54.3%
Percentage of revenues:
Subscription solutions	38.8%	42.2%
Merchant solutions	61.2%	57.8%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $39.6 million, or 42.2%, for the three months ended December 31, 2018 compared to the same period in 2017. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $81.4 million, or 63.2%, for the three months ended December 31, 2018 compared to the same period in 2017. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2018 compared to the same period in 2017. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 41.5%, resulting in GMV of $5.8 billion that was facilitated using Shopify Payments for the three months ended December 31, 2018. This compares to a penetration rate of 38.5% resulting in GMV of $3.5 billion that was facilitated using Shopify Payments in the same period in 2017.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased during the three months ended December 31, 2018 compared to the same periods in 2017, as a result of the increase in GMV facilitated through our platform compared to the same period in 2017.

Cost of Revenues

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$26,706	$19,867	34.4%
Cost of merchant solutions	131,413	81,802	60.6%
Total cost of revenues	$158,119	$101,669	55.5%
Percentage of revenues:
Cost of subscription solutions	7.8%	8.9%
Cost of merchant solutions	38.2%	36.7%
	46.0%	45.6%

Cost of Subscription Solutions
Cost of subscription solutions increased $6.8 million, or 34.4%, for the three months ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to higher third-party infrastructure and hosting costs. The increase was also due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, credit card fees for processing merchant billings, amortization related to newly launched platform enhancements, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, cost of subscription solutions decreased from 8.9% in the three months ended December 31, 2017 to 7.8% in the three months ended December 31, 2018 due to a decrease in employee-related costs relative to subscription solutions revenue.

Cost of Merchant Solutions

Cost of merchant solutions increased $49.6 million, or 60.6%, for the three months ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to an increase in credit card fees for processing merchant billings. Cost of merchant solutions as a percentage of revenues increased from 36.7% in the three months ended December 31, 2017 to 38.2% in the three months ended December 31, 2018, mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Gross Profit

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
Gross profit	$185,743	$121,145	53.3%
Percentage of total revenues	54.0%	54.4%

Gross profit increased $64.6 million, or 53.3%, for the three months ended December 31, 2018 compared to the same period in 2017. As a percentage of total revenues, gross profit decreased from 54.4% in the three months ended December 31, 2017 to 54.0% in the three months ended December 31, 2018, principally due to Shopify Payments representing a larger percentage of total revenue, which was partly offset by the relative growth of higher-margin merchant solutions products, namely referral fees from partners, Shopify Capital, and Shopify Shipping as well as lower third-party infrastructure and hosting costs relative to our revenues resulting from optimization efforts and lower employee-related costs.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
Sales and marketing	$95,163	$67,174	41.7%
Percentage of total revenues	27.7%	30.1%

Sales and marketing expenses increased $28.0 million, or 41.7%, for the three months ended December 31, 2018 compared to the same period in 2017, due to an increase of $18.1 million in employee-related costs ($3.4 million of which related to stock-based compensation and related payroll taxes), an increase of $10.2 million in marketing programs, such as advertisements on search engines and social media, as well as payments to partners, all of which support the growth of our business, and an increase of $0.8 million related to computer hardware and software. These increases were offset by a $1.1 million decrease in consulting services.

Research and Development

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
Research and development	$67,024	$40,339	66.2%
Percentage of total revenues	19.5%	18.1%

Research and development expenses increased $26.7 million, or 66.2%, for the three months ended December 31, 2018 compared to the same period in 2017, due to an increase of $25.0 million in employee-related costs ($5.8 million of which related to stock-based compensation and related payroll taxes), a $1.1 million increase in computer hardware and software costs, and a $0.6 million increase in professional services fees, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
General and administrative	$33,014	$19,745	67.2%
Percentage of total revenues	9.6%	8.9%

General and administrative expenses increased $13.3 million, or 67.2%, for the three months ended December 31, 2018 compared to the same period in 2017, due to an increase of $7.9 million in employee-related costs ($2.1 million of which related to stock-based compensation and related payroll taxes), a $1.9 million increase in professional services fees for legal and tax services, a $1.6 million increase in finance costs, which includes insurance, sales and use and other value added taxes, and bank fees, a $1.5 million increase in losses and insurance costs related to Shopify Payments and Shopify Capital, and a $0.4 million increase in computer and software costs.

Other Income (Expenses)

	Three months ended December 31,		2018 vs. 2017
	2018	2017	% Change
	(in thousands, except percentages)
Other income (expenses), net	$7,944	$3,126	*

*	Not a meaningful comparison

In the three months ended December 31, 2018 we had other income of $7.9 million, compared to other income of $3.1 million in the same period in 2017. The increase was driven mainly by an increase in interest income of $6.3 million, primarily as a result of our increased cash, cash equivalents and marketable securities balances. This was slightly offset by the fact that the foreign exchange gain of $0.2 million in 2017 changed to a foreign exchange loss of $1.3 million in 2018, resulting in a decrease of $1.5 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2018. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017
	(in thousands, except per share data)
Revenues:
Subscription solutions	$133,560	$120,517	$110,721	$100,198	$93,918	$82,435	$71,598	$62,080
Merchant solutions	210,302	149,547	134,242	114,142	128,896	89,021	80,057	65,299
	343,862	270,064	244,963	214,340	222,814	171,456	151,655	127,379
Cost of revenues:(1)
Subscription solutions	26,706	$26,600	$24,524	23,160	19,867	15,458	13,688	12,254
Merchant solutions	131,413	93,737	83,484	67,338	81,802	55,971	51,127	42,884
	158,119	120,337	108,008	90,498	101,669	71,429	64,815	55,138
Gross profit	185,743	149,727	136,955	123,842	121,145	100,027	86,840	72,241
Operating expenses:
Sales and marketing(1)	95,163	91,635	87,487	75,784	67,174	58,314	54,872	45,334
Research and development(1)	67,024	61,629	54,305	47,716	40,339	36,350	32,714	26,594
General and administrative(1)	33,014	27,831	25,924	20,675	19,745	18,039	15,161	14,774
Total operating expenses	195,201	181,095	167,716	144,175	127,258	112,703	102,747	86,702
Loss from operations	(9,458)	(31,368)	(30,761)	(20,333)	(6,113)	(12,676)	(15,907)	(14,461)
Other income	7,944	8,184	6,808	4,431	3,126	3,296	1,877	863
Net loss	$(1,514)	$(23,184)	$(23,953)	$(15,902)	$(2,987)	$(9,380)	$(14,030)	$(13,598)
Basic and diluted net loss per share attributable to shareholders	$(0.01)	$(0.22)	$(0.23)	$(0.16)	$(0.03)	$(0.09)	$(0.15)	$(0.15)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017
	(in thousands)
Cost of revenues	$660	$655	$637	$489	$370	$355	$307	$249
Sales and marketing	6,641	6,397	6,249	4,769	3,182	2,729	2,305	1,660
Research and development	16,769	15,669	15,221	11,916	10,843	9,324	8,075	6,318
General and administrative	5,356	5,007	4,386	2,941	3,302	1,981	2,282	1,920
	$29,426	$27,728	$26,493	$20,115	$17,697	$14,389	$12,969	$10,147

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2018.

	Three months ended
	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017
Revenues
Subscription solutions	38.8%	44.6%	45.2%	46.7%	42.2%	48.1%	47.2%	48.7%
Merchant solutions	61.2%	55.4%	54.8%	53.3%	57.8%	51.9%	52.8%	51.3%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	7.8%	9.8%	10.0%	10.8%	8.9%	9.0%	9.0%	9.6%
Merchant solutions	38.2%	34.7%	34.1%	31.4%	36.7%	32.6%	33.7%	33.7%
	46.0%	44.5%	44.1%	42.2%	45.6%	41.6%	42.7%	43.3%
Gross profit	54.0%	55.4%	55.9%	57.8%	54.4%	58.4%	57.3%	56.7%
Operating expenses:
Sales and marketing	27.7%	33.9%	35.7%	35.4%	30.1%	34.0%	36.2%	35.6%
Research and development	19.5%	22.8%	22.2%	22.3%	18.1%	21.2%	21.6%	20.9%
General and administrative	9.6%	10.3%	10.6%	9.6%	8.9%	10.5%	10.0%	11.6%
	56.8%	67.0%	68.5%	67.3%	57.1%	65.7%	67.8%	68.1%
Loss from operations	(2.8)%	(11.6)%	(12.6)%	(9.5)%	(2.7)%	(7.4)%	(10.5)%	(11.4)%
Other income	2.3%	3.0%	2.8%	2.1%	1.4%	1.9%	1.2%	0.7%
Net loss	(0.4)%	(8.6)%	(9.8)%	(7.4)%	(1.3)%	(5.5)%	(9.3)%	(10.7)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased each remaining quarter as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters.

As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	December 31, 2018	December 31, 2017
	(in thousands)
Cash, cash equivalents and marketable securities	$1,969,670	$938,039
Total assets	2,254,785	1,113,564
Total liabilities	164,017	112,464
Total non-current liabilities	25,329	17,710

Total assets increased $1,141.2 million as at December 31, 2018 compared to December 31, 2017, principally due to our two offerings of Class A subordinate voting shares, which closed in February and December 2018. The offerings raised, net of commissions and offering expenses, $1,041.7 million of cash, which has been subsequently used to purchase marketable securities. The increase in total assets was also driven by a $44.8 million increase in merchant cash advances and loans receivable. Total liabilities increased by $51.6 million, principally as a result of an increase in accounts payable and accrued liabilities of $34.4 million, which was due to an increase in foreign exchange forward contract liabilities, payment processing and interchange fees, payroll liabilities, third-party infrastructure costs, and costs related to marketing. The growth in sales of our subscription solutions offering resulted in an increase of deferred revenue of $9.0 million. Construction related to our new offices led to an increase in lease incentive liabilities of $8.4 million.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $2.0 billion, net of issuance costs, from investors.

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560.1 million after deducting underwriting discounts and commissions of $14.4 million and other offering expenses of $1.1 million.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $647.0 million after deducting offering fees and expenses of $10.6 million.

In July 2018, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and registration statement allow Shopify to offer up to $5.0 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In December 2018, the Company completed a public offering, in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394.7 million after deducting offering fees and expenses of $5.7 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2018 was $2,029.6 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $1,031.6 million to $1,969.7 million as at December 31, 2018 from $938.0 million as at December 31, 2017, primarily as a result of our February and December 2018 public offerings.
Cash equivalents and marketable securities include money market funds, repurchase agreements, term deposits, U.S. and Canadian federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from December 31, 2018.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2018 and 2017 as well as our operating, investing and financing activities for the twelve months ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017
	(in thousands)
Cash, cash equivalents and marketable securities (end of year)	$1,969,670	$938,039
Net cash provided by (used in):
Operating activities	$9,324	$7,901
Investing activities	(810,633)	(527,170)
Financing activities	1,072,182	574,831
Effect of foreign exchange on cash and cash equivalents	(1,867)	2,102
Net increase in cash and cash equivalents	269,006	57,664
Change in marketable securities	762,625	487,961
Net increase in cash, cash equivalents and marketable securities	$1,031,631	$545,625

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, advancing funds to merchants through Shopify Capital, marketing programs, third-party shipping partners, outsourced hosting costs, and leased facilities.

For the year ended December 31, 2018, cash provided by operating activities was $9.3 million. This was primarily as a result of our net loss of $64.6 million, which once adjusted for $95.7 million of stock-based compensation expense, $27.1 million of amortization and depreciation, a $5.9 million increase of our provision for uncollectible merchant cash advances and loans, and an unrealized foreign exchange loss of $1.3 million, contributed $65.4 million of positive cash flows. Additional cash of $38.1 million resulted from the following increases in operating liabilities: $20.6 million in accounts payable and accrued liabilities due to foreign exchange forward contract liabilities, payment processing and interchange fees, payroll liabilities, third-party infrastructure costs, and costs related to marketing; $9.0 million in deferred revenue due to the growth in sales of our subscription solutions; and $8.4 million in lease incentives related to ongoing construction at our new offices. These were offset by $94.2 million of cash used resulting from the following increases in operating assets: $50.7 million in merchant cash advances and loans as we continue to grow Shopify Capital; $32.6 million in trade and other receivables, and $10.8 million in other current assets driven primarily by an increase in deposits and prepaid expenses.

For the year ended December 31, 2017, cash provided by operating activities was $7.9 million. This was primarily as a result of our net loss of $40.0 million, which once adjusted for $49.2 million of stock-based compensation expense, $23.4 million of amortization and depreciation, a $2.6 million increase of our provision for uncollectible merchant cash advances, and an unrealized foreign exchange gain of $1.6 million, contributed $33.6 million of positive cash flows. Additional cash of $28.9 million resulted from the following increases in operating liabilities: $15.4 million in accounts payable and accrued liabilities; $11.0 million in deferred revenue; and $2.5 million in lease incentives. These were offset by $54.6 million of cash used resulting from the following increases in operating assets: $37.8 million in merchant cash advances; $13.0 million in trade and other receivables; and $3.7 million in other current assets.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, purchases of computer equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, software development costs eligible for capitalization, and business acquisitions.
Net cash used in investing activities in the year ended December 31, 2018 was $810.6 million, which was driven by net purchases of $749.7 million in marketable securities, $28.0 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, $13.6 million used for purchasing and developing software to add functionality to our platform and support our expanding merchant base, and $19.4 million used to make business acquisitions.

Net cash used in investing activities in the year ended December 31, 2017 was $527.2 million, reflecting net purchases of $487.2 million in marketable securities. Cash used in investing activities also included $20.0 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements and equipment used in our data centers, $4.2 million used towards the development of software, and $15.7 million used to make a business acquisition.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, public offerings, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2018 was $1,072.2 million driven by the $1,041.7 million raised by our February and December 2018 public offerings, and $30.5 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $574.8 million for the same period in 2017 of which $560.1 million was raised by our May 2017 public offering while the remaining $14.8 million related to stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease and unconditional purchase obligations(1)	43,972	105,998	73,166	346,367	569,503
Total contractual obligations	$43,972	$105,998	$73,166	$346,367	$569,503

(1) Consists of payment obligations under our office leases as well as other unconditional purchase obligations.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates:

	Years ended December 31,
	2018			2017
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Monthly Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$1,073,229	$153	$1,073,382	$673,304
Cost of revenues	(476,962)	(36)	(476,998)	(293,051)
Operating expenses	(688,187)	(2,220)	(690,407)	(429,410)
Loss from operations	$(91,920)	$(2,103)	$(94,023)	$(49,157)

(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's monthly average CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if monthly CAD-USD market rates from the prior reported period are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clearer comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $1,969.7 million as of December 31, 2018. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2018 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2018.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2018. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2018.

The Company's Chief Executive Officer and Chief Financial Officer have certified the Company's annual report on Form 40-F for the year ended December 31, 2018, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company is relying on the statutory exemption contained in section 8.1 of National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2018.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2018, there were no significant changes in the Company's internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as significant accounting policies and estimates, which we discuss below.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our hosting platform at any time and are therefore accounted for as service contracts. Our subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which we expect to be entitled in exchange for those services by applying the following steps:

•	Identify the contract with a merchant;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price; and

•	Recognize revenue when, or as, we satisfy a performance obligation.

We follow the guidance provided in ASC 606-10, Principal versus Agent Considerations, for determining whether we should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. We recognize revenue from Shopify Shipping and the sales of apps on a net basis as we are not primarily responsible for the fulfillment and do not have control of the promised service, and therefore are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we has determined we are the principal in the arrangement.

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Provision for Uncollectible Receivables Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the consolidated balance sheet date, net of an allowance for uncollectible amounts. The Company estimates the allowance based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, and other factors that may affect the merchants' ability to make future payments on the receivables. Additions to the allowance are reflected in current operating results, while charges against the allowance are made when losses are incurred. These additions are classified within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. Recoveries are reflected as a reduction in the allowance for uncollectible receivables related to merchant cash advances and loans when the recovery occurs.

Accounting Pronouncements Adopted in the Year

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net), updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients, which provides clarification on how to assess collectibility, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption.

The Company adopted this new revenue standard effective January 1, 2018, using the full retrospective method. There was no impact on previously reported results.

The most significant impact of adoption of the new revenue standard in the current year relates to the Company's accounting for incremental costs of obtaining a contract. Specifically, the Company is required to recognize as an asset the incremental sales commission costs of obtaining a contract with a merchant, if the Company expects to recover these costs. The contract assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the asset relates to, which in the Company's case, is on a straight-line basis over the estimated life of the related merchant relationship. The adoption of the new revenue standard did not have an impact on the timing and amount of revenue recognition, or on cash from or used in operating, investing, or financing activities.

In January 2017, the Financial Accounting Standards Board issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The standard is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption for the goodwill impairment test that was completed as of September 30, 2018. The adoption of this standard did not have an impact on the Company's annual goodwill impairment test because the estimated fair value of the reporting unit was greater than its carrying amount.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method. The Company will adopt the standard effective January 1, 2019 using a modified retrospective approach and applying the transition method that does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company will elect the package of practical expedients to not reassess whether a contract is or contains a lease, lease classification and initial direct costs for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the standard will have a material impact on the Company's consolidated balance sheets, but will not have an impact on its consolidated statements of operations. While the adoption remains in progress, the Company expects that the most significant impact will be the recognition of right-of-use assets and lease liabilities for the Company's operating leases. The Company has completed its process to identify the population of lease arrangements and it is nearing the completion of applying the new leasing standard to each arrangement. The Company has also determined the incremental borrowing rate for each arrangement.

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which will replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. The update is effective for annual periods beginning after December 15, 2019 including interim periods within those periods. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

In August 2018, the Financial Accounting Standards Board issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update is effective for annual periods beginning after December 15, 2019 including interim periods within those periods and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 7, 2019 there were 98,352,852 Class A subordinate voting shares issued and outstanding, and 12,283,365 Class B multiple voting shares issued and outstanding.

As of February 7, 2019 there were 2,555,692 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 2,478,520 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 7, 2019 there were 2,660,426 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 859,845 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of February 7, 2019 there were 2,442,335 RSUs and 478 DSUs outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.